OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Ella & Oak, LLC

2124 NW High Lakes Loop
Bend, OR 97703

www.ellaandoak.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Convertible Promissory Note

Note converts to Class B Non-Voting Units when the company raises at least $500,000
in a qualified equity financing
or reaches the maturity date, whichever occurs first.

Maturity Date: December 31, 2020

Valuation Cap $2,500,000

Discount Rate 20%

Interest Rate 6%

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Ella & Oak, LLC
Corporate Address	2124 NW High Lakes Loop Bend, OR 97703
Description of Business	Ella & Oak is modernizing bridal with an online marketplace dedicated to selling curvy designs sized 14 and up, with a fun at-home try on experience.
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$600

What is a Convertible Note?

A convertible note offers you the right to receive Class B Non-Voting Units in Ella & Oak. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per security is set based on a $2,500,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 6% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Non-Voting Units equal to your investment and

interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding units of the Company as of immediately prior (on a fully diluted basis).

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Business Description

Your Day, Your Dream Dress

Ella & Oak is modernizing the bridal industry with an online marketplace dedicated to selling curvy wedding gowns size 14 and up, with a fun at-home try on experience. Think Warby Parker - but for bridal!

Over 68% percent of American women are plus-size yet it is estimated that there is only 1 dedicated plus-size apparel store for every 30 specialty apparel stores. To date, the fashion industry has largely ignored this under-served market, failing to dedicate resources to understand the needs and nuances of the curvy women – from pattern and design to communications and experience.

The challenges are even more apparent in bridal. With over 2MM weddings annually in the US, and an average dress cost of $1,500, the market opportunity for plus-size brides is valued at over $2B. More importantly, we believe millions of women are disappointed and frustrated by the wedding dress options and shopping experience available to them. That is where Ella & Oak comes in. Our goal is to revolutionize the way women sizes 14+ buy bridal apparel, ensuring they feel confident and beautiful on their special day.

Sales, Supply Chain & Customer Base

In order to do so, Ella & Oak will address three major challenges that plus size brides experience today – design, options, and experience. First, while researching online she struggles to find dresses that are designed with her body shape in mind. She won't find images of models who look like her and help her to imagine how beautiful she might feel in their dresses. Most of the designers don't even offer plus size options. Those that do, will merely be duplications of dresses in other sizes, with dimensions scaled up and down, instead of based on talent, design, and product development that

considers her needs. Next, when she goes to try on different dresses, it will be nearly impossible for her to find samples that she can fit into. Most boutiques are extremely limited in their plus-size inventory for try-on. Even if she calls ahead, she will find herself turned away from many shops. Finally, if she does find a sample, the dressing rooms are small and mirrors are public in the center of the store, forcing her in front of strangers, even if she only wants to enjoy the experience with friends and family she trusts. Ultimately, she will leave feeling disappointed and even feeling ashamed of her body and defeated.

We know this because we have interviewed and polled countless plus-size brides around the country. A typical experience is marked by the pain points we described. For example, I'd like to tell you about my friend Amy. We met in College and she is now a lawyer in the Chicago area. She's smart, driven and last year got engaged! As one of my closest friends, I was so excited for her next adventure and we immediately started shopping for her dress. We tried all the local boutiques and a few online stores, but because Amy is a size 18 we had the hardest time even finding samples for her to try on to see what type of dress she might like, and in a few instances, we were even turned away from a store due to her size. Her budget for a gown was pretty standard -- around $3000 -- but despite a healthy budget, Amy never found her dream dress. We ended up settling for a $500 white dress at David's Bridal. It wasn't exactly what she wanted, but it was the only option available. I had never seen such a strong and wonderful person feel so ashamed about herself.

We are creating Ella & Oak for Amy and all the other brides-to-be so that their wedding dress shopping can be the fun, once-in-a-lifetime positive experience it should be.

Our business model is simple - we offer amazing options of beautiful curvy dresses, from brand name designers on our website and when our bride finds her dream dress (or dresses!) we will then ship her samples to try on in the comfort of her own home. We are launching with 4 amazing designers who have developed patterns exclusive for our brides and we have a number of others to add into the marketplace post-launch. No other boutique or online store will carry the beautiful high quality dresses that Ella & Oak offers. Once our brides decide on the dress that they love, they can choose their favorite features and color for their order. We will then ship her dream dress to her home so she can enjoy it on her special day.

Competiton

Ella & Oak is an original business idea and has no other competitor (to our knowledge) that is offering a combination of plus-size focused, high quality and customizable wedding dresses that brides can buy online and try-on at home. We designed our model by listening to different women to understand their challenges and pain points, which led us to come with a new creative approach to selling direct to consumer, as opposed to creating a traditional boutique or store with plus-size options. Furthermore, we are innovating in the fashion world by working with up and coming designers to create new patterns and dresses specifically for different body sizes and

shape. Ultimately, our long-term vision is to leverage the data and feedback we receive from brides to create new options for customizable dresses brides can design on our site. We will offer them the chance to try different dresses and choose the features they love to put together a gown that is a combination of all the different things they are looking for. We believe Ella & Oak also demonstrates business acumen, as we have built a model that makes financial and operational sense. Working with designers at the outset, we won't have to carry any inventory other than samples which we can rotate between brides.

Our goal for year one is to acquire 250 brides who will purchase our sample boxes. We anticipate typical brides will purchase 1-3 dress samples with an average try-on number of 1.75 dresses or $35. Based on the number of brides who buy a dress when they go to a boutique, we forecasted a conservative conversion rate of 25%, meaning our goal is for 63 of the 250 brides who try our dress samples will order a final gown. Average retail price is $2,300 with COGS at $1156 with shipping and packing, leaving us with a margin of 50%. Our launch will include a tiered approach - starting with 10 champion brides who will test our service in beta, provide feedback, and offer testimonials and content to leverage in marketing. By spring we will officially launch as invite-only, managing our capacity with a goal of 100 brides, ultimately we will open the service for all brides to reach our projection of 250 brides.

Over the course of the year, we will also be building the Ella & Oak brand, to ensure we are known as the place to go for beautiful, fashionable, curvy gowns. We have already reached out to countless brides, bloggers, contacts, and fashion experts to promote Ella & Oak. We have a robust PR and influencer plan to engage key players in the industry through outreach, networking, attendance at events, and offering free sample trials or access to our brides, designers and dresses.

We are currently finalizing all designs for products, receiving all sample inventory and building out the website. We are launching our first set of marketing campaigns to recruit our set of beta brides starting in December. We will be live in January for our site and shipping sample kits.

Liabilities and Litigation

We have no litigation or liabilities at this time, but we would like to again call out our risks associated with this investment. This is an archaic and slow industry, where our solution is new and unproven at this time, and credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. Also, this is a brand-new company, any valuation at this stage is pure speculation by our team, and our new products could fail to achieve the sales traction we expect. We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us. Also, your investment could be illiquid for a long time, and the loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

The team

Officers and directors

| Christine Callahan | CEO, CoFounder & Manager |
| Samantha Brody | CMO, CoFounder & Manager |

Christine Callahan
CEO & CoFounder January 2018 - Present Christine has worked for a variety of startups and small businesses and has a background in sales, operations, event planning, and customer success. She always knew there was something bigger out there for her and working so hard for someone else's vision, made her want to build something of her own, almost her entire adult life. She left the corporate world to build Ella & Oak a year ago and hasn't looked back. Previous: Customer Success, Smashfly Technologies October 2016-November 2017 Customer Strategy & Marketing, Touchbase Global November 2011-October 2016

Samantha Brody
CMO & CoFounder August 2018 - Present (part-time through December 2018 - 40+ hours served in this role per week) Sam has extensive experience working in the e-commerce space, both at Walmart and at Peapod by Stop & Shop. In these roles, she managed business strategy, ran the NY grocery P&L, and oversaw a host of different marketing initiatives. Sam possesses an MBA from Duke University's Fuqua School of Business and BA in Anthropology from Barnard College, Columbia University. Previous: Senior Manager, Peapod by Stop & Shop August 2016-December 2018 Walmart, Marketing Manager July 2014-July2016 MBA Candidate, Duke Fuqua School of Business August 2012-May2014

Number of Employees: 2

Related party transactions

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is an archaic and slow industry, where our solution is new and unproven at this time.** The e-commerce wedding industry is a relatively new idea that we are introducing into the crowded field of wedding services. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers.
- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We

anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **This is a brand-new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think Ella & Oak is a good idea, and that the company will secure the exclusive marketing that we will be able to successfully market, manufacture and sell dresses, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Any valuation at this stage is pure speculation by our team.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.

- **Our new products could fail to achieve the sales traction we expect.** Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us** We extend credit terms to many of our retail partners in the United States. It is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

- **Your investment could be illiquid for a long time** You should be prepared to hold

this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the bridal or retail industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Christine Callahan, 45.15% ownership, Class A Voting Units
- Samantha Brody, 35.71% ownership, Class A Voting Units

Classes of securities

- Class A Voting Units: 7,840,000

Voting Rights

The holders of this unit do have voting rights.

Class A Voting Units and Class B Nonvoting Units shall be identical except that only Class A Voting Units have a vote, unless otherwise expressly provided in this Agreement. Notwithstanding the foregoing, Class B Units will have a vote if there are no Class A Units held by Members. Class B Units shall never become Class A Units.

Distribution Rights

Additional distributions shall be made at such times and in such amounts as may

be determined by the Managers. Any distributions other than those called for by Section 8.08 and Section 8.07 of the Operating Agreement as amended form time to time shall be distributed to Unit Holders in proportion to their Units

Non-Competition. Each Member owning at least ten percent (10%) of the Company, and each Manager, agrees that during the time the Member or Manager is a Member or Manager of, employed by or provides services to the Company, and for a period of twenty-four (24)months thereafter, the Member or Manager, will be subject to a Non Competition clause, as per Section 6.01 of the Operating Agreement as amended form time to time.

Withdrawal. Each Member agrees not to withdraw from the Company without the consent of all other Members.

Restriction on Transfers. Except as otherwise permitted by the Operating Agreement as amended form time, no Unit Holder or assignee shall transfer all or any portion of such person's ownership interest in the Company.

Right of First Refusal. In addition to the other limitations and restrictions set forth in the the Operating Agreement as amended form time, no Unit Holder shall transfer all or any portion of such person's ownership interest in the Company (the "Offered Interest") unless such Unit Holder first offers to sell the Offered Interests pursuant to the terms of the Operating Agreement as amended form time, or as otherwise permitted by this agreement.

Drag Along. If Members holding at least seventy percent (70%) of the Units Eligible to Vote vote in favor of a specific sale of all of the Units of the Company, all Unit Holders shall sell their Units as part of that sale, so long as all Unit Holders participate in that sale equally in terms of price per Unit and other terms and conditions except those terms and conditions having to do with individual arrangements, if any, such as those between the Unit Holder and the purchaser relating to employment and restrictions on future activities.

Liquidation Upon Dissolution and Winding Up. Upon the dissolution of the Company, the Managers shall wind up the affairs of the Company. A full account of the assets and liabilities of the Company shall be taken. The assets shall be promptly liquidated and the proceeds thereof applied as required by the Oregon Limited Liability Company Act. With approval by vote of the Members, the Company may, in the process of winding up the Company, elect to distribute certain property in kind.

The company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Please Note - Ella & Oak, LLC has a warrant with FoundersPad Management, LLC (A VC firm) for a reserve of class A units to be exercised at a later date. All

details can be found in our cap table and financial statements.

Subject to the terms and conditions herein, the Holder is entitled, upon surrender of this Warrant to the Company, to purchase from the Company up to that number of fully-paid and non-assessable Units (as defined below) determined in accordance with the following formula: (a) the Post-Money Valuation (as defined below), multiplied by (b) the Applicable Percentage (as defined below), divided by (c) the Purchase Price (as defined below). The "Applicable Percentage" is calculated based on the length of time that has elapsed since the Effective Date. The "Calculation Date" shall be the date that is the earlier of (i)date of the surrender of this Warrant to the Company as set forth above; or (ii) the termination of the FoundersPad Management, LLC Agreement pursuant to which this Warrant was issued ("Agreement"). The Applicable Percentage shall be: That fractional portion of 15% vesting equally over each of 24 months from the Effective Date; If the Calculation Date occurs as a result of the termination of the Agreement by a party other than the Holder, prior to completing the first six (6) months of the FoundersPad Partnership, the percentage calculated shall
accelerate as required to yield a warrant position of not less than 3%. Further, upon Change of Control (as defined below) occurring prior to or within six months of any termination, the percentage shall accelerate as required to yield a warrant position of not less than 15%.

- Class B Non-Voting Units: 160,000

Please note - the company has an employee reserve of Class B non-voting units and will determine in future if they will offer these to employees. The reserve is not calculated in the outstanding units here but is added in the cap table in our operating agreement. See below for more info.

Voting Rights *(of this security)*

The holders in Company's Convertible note are not subject to voting rights.

Class A Voting Units and Class B Nonvoting Units shall be identical except that only Class A Voting Units have a vote, unless otherwise expressly provided in this Agreement. Notwithstanding the foregoing, Class B Units will have a vote if there are no Class A Units held by Members. Class B Units shall never become Class A Units.

For the purposes of this Agreement, a Profits Interest is a Class B Nonvoting Unit that carries all of the rights and obligations of other Class B Units in the Company,except that it is issued with no capital account and has no interest in the fair market value of the Company at the time the Profits Interest is issued. Thereafter, however, the Profits Interest shares in the income, gain, profits, and losses accrued after the date of issuance in the same manner as other Units.

When Profits Interests are issued, the Company's assets shall be revalued at their fair market value for book accounting purposes and the capital accounts of existing Unit Holders adjusted accordingly. In addition, Profits Interests shall be subject to the vesting and forfeiture restrictions, if any, specified at the time the Profits Interests are issued and, as provided in this Agreement, the Company may elect to repurchase the profits Interests upon termination of the Profits Interest Holder's termination of employment or services.

Notwithstanding the provisions of Section 2.02, 2,000,000 of the Class B Nonvoting Units of the Company are hereby reserved for issuance, as Profits Interests, to such employees,managers, or service providers of the Company as may from time to time be designated by the Managers, upon such terms and conditions, including vesting and forfeiture restrictions,as may be agreed by the Managers and the recipients, and subject to such other terms and conditions as may be applicable pursuant to federal or state securities laws or the Internal Revenue Code of 1986 or regulations promulgated thereunder. If the foregoing conditions are met, the Managers shall have the complete authority to issue Profits Interests to employees, managers, and other service providers of the Company, with such terms and conditions as the Managers may reasonably approve, on behalf of the Company with regard to an aggregate of up to 2,000,000 of the Class B Nonvoting Units of the Company. Members holding more than seventy percent (70%) of the Units Eligible to Vote may increase the number of Profits Interests that the Company may issue.

Distribution Rights

Additional distributions shall be made at such times and in such amounts as may be determined by the Managers. Any distributions other than those called for by Section 8.08 and Section 8.07 of the Operating Agreement as amended form time to time shall be distributed to Unit Holders in proportion to their Units

Non-Competition. Each Member owning at least ten percent (10%) of the Company, and each Manager, agrees that during the time the Member or Manager is a Member or Manager of, employed by or provides services to the Company, and for a period of twenty-four (24) months thereafter, the Member or Manager, will be subject to a Non Competition clause, as per Section 6.01 of the Operating Agreement as amended form time to time.

Withdrawal. Each Member agrees not to withdraw from the Company without the consent of all other Members.

Restriction on Transfers. Except as otherwise permitted by the Operating Agreement as amended form time, no Unit Holder or assignee shall transfer all or any portion of such person's ownership interest in the Company.

Right of First Refusal. In addition to the other limitations and restrictions set forth in the the Operating Agreement as amended form time, no Unit Holder shall transfer all or any portion of such person's ownership interest in the

Company (the "Offered Interest") unless such Unit Holder first offers to sell the Offered Interests pursuant to the terms of the Operating Agreement as amended form time, or as otherwise permitted by this agreement.

Drag Along. If Members holding at least seventy percent (70%) of the Units Eligible to Vote vote in favor of a specific sale of all of the Units of the Company, all Unit Holders shall sell their Units as part of that sale, so long as all Unit Holders participate in that sale equally in terms of price per Unit and other terms and conditions except those terms and conditions having to do with individual arrangements, if any, such as those between the Unit Holder and the purchaser relating to employment and restrictions on future activities.

Liquidation Upon Dissolution and Winding Up. Upon the dissolution of the Company, the Managers shall wind up the affairs of the Company. A full account of the assets and liabilities of the Company shall be taken. The assets shall be promptly liquidated and the proceeds thereof applied as required by the Oregon Limited Liability Company Act. With approval by vote of the Members, the Company may, in the process of winding up the Company, elect to distribute certain property in kind.

The company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Convertible Promissory Note: 0

Convertible Promissory Notes

Note converts to Class B Non-Voting Units when the company raises $500,000 in a qualified equity financing

Maturity Date: December 31, 2020

Valuation Cap: $2,500,000

Discount Rate: 20%

Annual Interest Rate: 6%

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Class B Non-Voting Units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its class B non-voting rights resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into class B non-voting rights at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $2.5 million divided by the aggregate number of outstanding units of the Company as

of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 5 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's
obligations under this Note, the Company will pay to the Investor an aggregate amount equal to 2.0 times the aggregate amount of principal and interest then outstanding under such Note in full satisfaction of the Company's obligations under such Note.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Non-Voting Units at a price per security equal to the quotient of $2.5 million divided by the aggregate number of outstanding Units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of

all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a Minority Holder

As a minority holder of this Convertible Note, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units (or "shares"). In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-11-27.

Financial Condition

Results of Operation

The following discussion is based on our financial projections (provided in our Financial Statements and also the link to our PDF of projections in the Financial Milestones section,) for fiscal year January 1, 2019 through December 31st, 2019, and is subject to change.

- Revenue: Ella & Oak is projecting the sale of 144 try-on kits with 33 final dress orders at a conversion rate of 25%. Our kits will be an average cost of $45 and our final dress average cost is $2300.

- Cost of Goods: Our cost of goods sold for try-on kits will be approximately $89, which includes $30 shipping costs each way, $14 in packaging and inside promotional $15 in cleaning. Our cost of goods sold for dresses will be approximately $1286 which includes $1200 for the dress, $30 for the shipping one-way, $45 for the refund on the sample box and $11 on the packaging and materials included.

- Operating Costs: Our main operating costs include marketing, office administration, and services and fees. Major expenses outlined in our projections include - additional sample dresses at projected at total of $50,00 and marketing costs of $57,950 - both contingent on fundraising. In addition we have budgeted $113,600 for the back-half of 2019 which includes founders salaries and added support that will be removed if funding goals are not reached.

Based on these projections we can fund the business with the addition of projected seed funding we can run through the end of Q3 (approximately 6 months) . If we do not meet our Start Engine fundraising goals we can fund the business through Q2. We will be launching a seed fundraising round at the start of Q2 to ensure we have funding for the rest of the year.

Financial Milestones

Based on a January 2019 launch we are projecting that we will reach approximately $75,900 in revenue from dress orders by the end of the year. This forecast is based on

our capacity to ship approximately 140 sample kits with a conversion rate of 25%. We estimated the conversion rate based on industry metrics for brick and mortar, which typically realize a 50% conversion rate. We used a far more conservative number. The order per final dress gown is based on our average selling price of $2300. The corresponding operational expenses and cost of goods sold are reflected in our PDF projections provided.

PDF of Our Projections is here:
https://drive.google.com/file/d/14jA2JsLM_sDUp0LogR2m1QsxOKIrj3fF/view?usp=sharing

Liquidity and Capital Resources

The company is currently able to operate through the end of the year based on founder and member cash contributions totaling $50,819 - these are company cash contributions and are not a loan to the business. Although not yet fully reflected on our Balance Statement, these funds have been committed and the remainder will be deposited before our Start Engine Campaign launches.

At the start of next year we will also be finalizing a seed investment of $200,000 from founder family members. This will enable us to continue operations through Q2 2019, even if we only meet our minimum goal raise with Start Engine. Hitting our Start Engine goal will enable us to operate through the end of Q3 2019.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The Company has not had any material terms of indebtedness other than Ella & Oak has a warrant with Founderspad. It certifies that, for value received, FoundersPad Management, LLC, or its registered assigns is entitled, subject to the terms and conditions set in the agreement, to purchase from Ella & Oak, LLC, a Delaware registered Limited Liability Company Units (as defined in the agreement,) in the amounts, at such times, and at the price per unit set forth in their Warrant. This Warrant will be terminated effective 12/1/2018.

Recent offerings of securities

None

Valuation

$2,500,000.00

Based on advisors that have raised capital before and the industry/market research,

the price of the shares merely reflects the opinion of the Company as to what would be fair market value. We considered that the notes might convert in the next 1-2 years, and at that time, we expect the valuation of the company, due to market need and revenues, that it will be worth over $2.5 million.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Product for Sample Try-ons	$8,000	$25,000
Marketing	$1,400	$40,000
Working Capital from this raise (we have funds in bank as well)	$0	$25,580
Total Use of Net Proceeds	$10,000	$100,580

Product for Sample Try-ons refers to the dresses we will be ordering from our vendors that we can ship as samples to potential customers. The additional samples will enable us to serve more brides at any given time, increasing our capacity for added sales. In conjunction with our added samples we will invest additional funding in marketing to ensure that we can acquire new customers and more quickly scale. We will dedicated 15% of our marketing budget towards creative development (ie: additional photos shoots and consulting support to create assets and graphics for

advertising,) the remainder will go towards working media, or directly fund our digital advertising efforts on Facebook, Pinterest, and Search. Working Capital will enable us to hire a part-time stylist and customer service representative so that we more quickly scale and free up founder resources to focus on strategic growth.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available to investors via email and www.ellaandoak.com/annualreports. The annual reports will be available within 120 days of the end of the company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ella & Oak, LLC

[See attached]

I, Christine Callahan, the CEO of Ella & Oak, hereby certify that the financial statements of Ella & Oak and notes thereto for the periods ending 11/28/2018, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Company was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/13/2018_____ (Date of Execution).

Christine Callahan (Signature)

CEO & Mananger_____ (Title)

12/13/2018_____ (Date)

Ella & Oak LLC
Index to Financial Statements
(unaudited)

Ella & Oak

BALANCE SHEET

As of November 28, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
8910 (8910)	383.32
Total Bank Accounts	**$383.32**
Total Current Assets	**$383.32**
Other Assets	
Organizational Costs	
Legal Fees OC	2,050.00
Taxes, Licenses, & Registrations OC	1,136.74
Total Organizational Costs	**3,186.74**
Start Up Costs	
Bank Charges & Fees SU	30.00
Marketing SU	
Marketing Consulting SU	3,569.00
Marketing Creative SU	4,320.00
Marketing Media SU	104.53
Marketing Research SU	300.00
Total Marketing SU	**8,293.53**
Office Software & Services SU	425.06
Professional Services & Fees SU	323.75
Accounting SU	300.00
Legal Fees SU	1,500.00
Total Professional Services & Fees SU	**2,123.75**
Travel SU	136.05
Try-On Kits SU	
Launch Materials SU	174.38
Sample Dresses SU	24,385.00
Total Try-On Kits SU	**24,559.38**
Website Development SU	3,300.00
Total Start Up Costs	**38,867.77**
Total Other Assets	**$42,054.51**
TOTAL ASSETS	**$42,437.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	14,950.00
Total Accounts Payable	**$14,950.00**
Total Current Liabilities	**$14,950.00**
Total Liabilities	**$14,950.00**
Equity	

	TOTAL
Owner's Investment	
Christine's Contributions	19,672.83
Samantha's Contributions	2,815.00
Shawn Haigh's Contributions	5,000.00
Total Owner's Investment	**27,487.83**
Retained Earnings	
Net Income	
Total Equity	**$27,487.83**
TOTAL LIABILITIES AND EQUITY	**$42,437.83**

Ella & Oak

PROFIT & LOSS

January 1 – November 28th, 2018

Income	$0
Total Income	$0
GROSS PROFIT	$0
Expenses	$0
Total Expenses	$0
NET OPERATING INCOME	$0
NET INCOME	$0

*Ella & Oak has not generated any revenue to date as we will not launch until 2019.

** Ella & Oak has not generated any expenses to date as all costs have been capitalized as start-up or organizational costs. As such they are listed on the balance sheet.

Ella & Oak

STATEMENT OF CASH FLOWS

January 1 - November 28, 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	14,950.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,950.00**
Net cash provided by operating activities	**$14,950.00**
INVESTING ACTIVITIES	
Organizational Costs:Legal Fees OC	-2,050.00
Organizational Costs:Taxes, Licenses, & Registrations OC	-1,136.74
Start Up Costs:Bank Charges & Fees SU	-30.00
Start Up Costs:Marketing SU:Marketing Consulting SU	-3,569.00
Start Up Costs:Marketing SU:Marketing Creative SU	-4,320.00
Start Up Costs:Marketing SU:Marketing Media SU	-104.53
Start Up Costs:Marketing SU:Marketing Research SU	-300.00
Start Up Costs:Office Software & Services SU	-425.06
Start Up Costs:Professional Services & Fees SU	-323.75
Start Up Costs:Professional Services & Fees SU:Accounting SU	-300.00
Start Up Costs:Professional Services & Fees SU:Legal Fees SU	-1,500.00
Start Up Costs:Travel SU	-136.05
Start Up Costs:Try-On Kits SU:Launch Materials SU	-174.38
Start Up Costs:Try-On Kits SU:Sample Dresses SU	-24,385.00
Start Up Costs:Website Development SU	-3,300.00
Net cash provided by investing activities	**$ -42,054.51**
FINANCING ACTIVITIES	
Owner's Investment:Christine's Contributions	19,672.83
Owner's Investment:Samantha's Contributions	2,815.00
Owner's Investment:Shawn Haigh's Contributions	5,000.00
Net cash provided by financing activities	**$27,487.83**
NET CASH INCREASE FOR PERIOD	**$383.32**

	TOTAL
CASH AT END OF PERIOD	**$383.32**

NOTE 1 – NATURE OF OPERATIONS

Ella & Oak was formed on January 1st, 2018 ("Inception") in the State of Oregon. The financial statements of Ella & Oak LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bend, Oregon.

Ella & Oak is an online bridal boutique for plus-size brides. The company will sell exclusive, quality wedding dresses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 28, 2018 The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as an Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Ella & Oak has a warrant with Founderspad. It certifies that, for value received, FoundersPad Management, LLC, or its registered assigns is entitled, subject to the terms and conditions set in the agreement, to purchase from Ella & Oak, LLC, a Delaware registered Limited Liability Company Units (as defined in the agreement,) in the amounts, at such times, and at the price per unit set forth in their Warrant. This Warrant will be terminated effective 12/1/2018. Both documents are attached as an addendum.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Ella & Oak authorizes two classes of Units: Class A Voting Units and Class B Nonvoting Units. Class A Voting Units and Class B Nonvoting Units shall be identical except that only Class A Voting Units have a vote, unless otherwise expressly provided in this Agreement. Notwithstanding the foregoing, Class B Units will have a vote if there are no Class A Units held by Members. Class B Units shall never become Class A Units. The following shares have been issued to date.

| Class A | 6,340,000 |
| Class B | 160,000 |

1,500,000 Class A Voting Units are reserved for FoundersPad to be issued pursuant to our Warrant Agreement

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after November 16, 2018 through November 28, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]















What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Diana C. ▾

Ella & Oak, LLC is pending **StartEngine Approval.**

ELLA & OAK
Giving All Brides the Experience They Deserve
0
Investors
$0.00
Raised of $10K - $107K goal
E&O
Ella & Oak, LLC
E-Commerce Plus Size Wedding Dresses
Small OPO Bend, OR Retail US Investors Only

Overview Team Terms Updates Comments **Share**

> *Body confidence doesn't come from trying to achieve the perfect body. It comes from embracing the one you've already got.*

From consumer research, we know that most of these issues cause women to walk away from shopping feeling ashamed and defeated.

And in our opinion, this is not what a happy and exciting, once-in-a-lifetime experience should be.

Over 68% percent of American women are plus-size yet it is estimated that there is only 1 dedicated plus-size apparel store for every 30 specialty apparel stores. To date, the fashion industry has largely ignored this under-served market, failing to dedicate resources to understand the needs and nuances of the curvy women – from pattern and design to communications and experience.

We believe there are three main issues we are seeing for plus-size brides today:

1. **Design** – there aren't enough dresses designed with her plus-sized body in mind
2. **Options** – it is hard for her to find samples to try in her size
3. **Experience** – stores don't provide a fun or supportive environment

Ella & Oak will address three major challenges that plus size brides experience today – design, options, and experience.

source: https://www.racked.com/2018/6/5/17380662/size-numbers-average-woman-plus-market
source: https://seekingalpha.com/news/3277894-torrid-files-ipo
source: https://www.nytimes.com/2018/04/11/fashion/weddings/dress-designers-expand-options-for-plus-size-brides.html
source: https://xogroupinc.com/press-releases/the-knot-2017-real-weddings-study-wedding-spend/

ELLA & OAK SOLUTION

how it works

Our business model is simple - through the Ella & Oak website we offer amazing options of beautiful curvy dresses from brand name designers. When a bride finds her dream dress (or dresses!) we ship her samples to try on in the comfort of her own home. We are launching with four talented designers who have developed patterns exclusively for Ella & Oak. We have a pipeline of others eager to work with us after our initial launch.

No other boutique or online store will carry the beautiful high-quality dresses that Ella & Oak offers, as each design is exclusively made for Ella & Oak by our bridal partners. We have some amazing handshake deals with each designer where they have made gorgeous gowns specifically for our customer. Once our bride decides on the dress she loves, she can choose her favorite features and color. With her order placed, we ship her dream dress to her home so she can enjoy it on her special day.

Shop Designs

Select from our array of beautiful designs to find your dream look. We have curated gowns from designers all over the world to fit your personal style and body type.

Trial Box

Add as many designer dresses to your Trial box as you wish! We will ship to your house for you to try-on in the comfort of your own home.

Try-On Party

Grab some champagne and show off your amazing designs in the comfort of your own home! Your personal Ella & Oak stylist is only a text or video call away.

Personalize & Buy

Mail back your samples and select your favorite design from your saved account. We will custom make and send your dress to you within 12 weeks!

MARKET SIZE





large growing market

plus size wedding industry is worth over
2+ BILLION
annually

68%
of American women are
SIZE 14+

INCONVENIENCE & LIMITED OPTIONS
create poor customer experience and cause frustration

68% of American women are considered plus size today, and with over 2 million women buying a wedding dress each year, more than half of those brides are shopping for dresses size 14 and up. (sources listed above)

By doing the quick math, the plus-size wedding gown industry is worth well over $2 billion each year, and we feel no one is really focusing on it. We have watched over the past few years as fashion has woken up to this consumer need, and we feel there are some amazing retail companies filling the gaps we are seeing, like Eloquii or Dia & co, but as far as we know, no one is doing this yet with bridal - *until now.*

The Offering

Convertible Note

Note converts to Class B Non-Voting Units when the company raises $500,000 in a qualified equity financing.

Maturity Date: December 31, 2020
Valuation Cap: $2,500,000
Discount Rate: 20%
Annual Interest Rate: 6%

Maximum ($107,000) in Convertible Notes
Minimum ($10,000) in Convertible Notes

What is a Convertible Note?

A convertible note offers you the right to receive Class B Non-Voting Units in Ella & Oak. The number of units you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per security is set based on a $2,500,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 6% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Non-Voting Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding Units of the Company as of immediately prior (on a fully diluted basis), subject to discount rate, if applicable.

Invest in Our Company Today!

Development Stage:

Dress samples have been ordered, we have built a stellar team of mentors, volunteers, vendors, and partners, and we are launching the website in January! ***This is no longer a concept*** and we are even recruiting our beta brides as I type this. We will be shipping dresses to customers in January!

Currently, we are looking to round out our capital raise of $100K, on a convertible note, and we wanted to see if you might be interested in this opportunity to invest. We have had significant traction with our brides already, and that is even without products to offer! We believe women are in need of this online resource for finding their dream gown. We want to deliver it to them - hopefully with your help. Any amount helps, but we are looking for investments of $2500 and up in order to manage a clean cap table as we may recruit VCs into the mix down the road.

To put what we are needing in perspective, $100k investment gets the E&O website launched with 4 reputable bridal designers who have existing brands with high demand and are ready to go and fully committed to Ella & Oak's success.

Thank you for considering this as an investment!

E&O

Ella & Oak incorporates and builds Mentor team
Backed by FoundersPad in OR, the team represents fashion and e-commerce experts.
January 2018
April 2018
Ella & Oak signs with launch designers
We now have exclusive contracts with designers all over the globe - including in cities like London, NYC, Portland, Atlanta.
Dress Samples arrive!
Website development and product photography begins
October/November 2018
December 2018
Launched on StartEngine
Now YOU can own a part of our company!
Ella & Oak Launches!
Shipping try-on kits to a select group of VIP Brides. We will open up to our VIP list in February and Nationally in the Spring. (Anticipated)
January 2019
March 2019
Seed Round opens
Ella & Oak will be seeking institutional seed investments from VCs, trying to raise funds over $500K. (Anticipated)
Ella & Oak launches NATIONALLY!
We plan to launch with additional gown SKUs and accessories in all US States! (Anticipated)
May 2019

Meet Our Team




Christine Callahan
CEO, CoFounder & Manager

CEO & CoFounder January 2018 - Present Christine has worked for a variety of startups and small businesses and has a background in sales, operations, event planning, and customer success. She always knew there was something bigger out there for her and working so hard for someone else's vision, made her want to build something of her own, almost her entire adult life. She left the corporate world to build Ella & Oak a year ago and hasn't looked back. Previous: Customer Success, Smashfly Technologies October 2016-November 2017 Customer Strategy & Marketing, Touchbase Global November 2011-October 2016

Samantha Brody
CMO, CoFounder & Manager

CMO & CoFounder August 2018 - Present (part-time through December 2018 - 40+ hours served in this role per week) Sam has extensive experience working in the e-commerce space, both at Walmart and at Peapod by Stop & Shop. In these roles, she managed business strategy, ran the NY grocery P&L, and oversaw a host of different marketing initiatives. Sam possesses an MBA from Duke University's Fuqua School of Business and BA in Anthropology from Barnard College, Columbia University. Previous: Senior Manager, Peapod by Stop & Shop August 2016-December 2018 Walmart, Marketing Manager July 2014-July2016 MBA Candidate, Duke Fuqua School of Business August 2012-May2014

Cascadia Consulting
E-Commerce Partner
https://cascadiaconsulting.co/

Offering Summary

Convertible Promissory Note

Note converts to Class B Non-Voting Units when the company raises at least $500,000 in a qualified equity financing or reaches the maturity date, whichever occurs first.

Maturity Date: December 31, 2020

Valuation Cap $2,500,000

Discount Rate 20%

Interest Rate 6%

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Ella & Oak, LLC
Corporate Address	2124 NW High Lakes Loop Bend, OR 97703
Description of Business	Ella & Oak is modernizing bridal with an online marketplace dedicated to selling curvy designs sized 14 and up, with a fun at-home try on experience.
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$2500

What is a Convertible Note?

A convertible note offers you the right to receive Class B Non-Voting Units in Ella & Oak. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per security is set based on a $2,500,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 6% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Non-Voting Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding units of the Company as of immediately prior (on a fully diluted basis).

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and

upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's

payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u>The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) <u>Issuance of the Securities</u> The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u> Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(print aggregate purchase

price)

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%

on %%TODAY%%.   By:
                                                        %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%   %%TODAY%%

                                                %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").
Repayment. All payments of interest and principal shall be in lawful money of the United States of America and

shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Note to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Note resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: If a Qualified Financing has not occurred and the Company elects to consummate a sale of the Company prior to the Maturity Date, then notwithstanding any provision of the Notes to the contrary (i) the Company will give the Investor at least five days prior written notice of the anticipated closing date of such sale of the Company and (ii) the Company will pay the holder of each Note an aggregate amount equal to 2.0X times the aggregate amount of principal and interest then outstanding under such Note in full satisfaction of the Company's obligations under such Note.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any **"Event of Default"** hereunder, If a Qualified Financing has not occurred and the Company elects to consummate a sale of the Company prior to the Maturity Date, then notwithstanding any provision of the Notes to the contrary (i) the Company will give the Investor at least five days prior written notice of the anticipated closing date of such sale of the Company and (ii) the Company will pay the holder of each Note an aggregate amount equal to 2.0X times the aggregate amount of principal and interest then outstanding under such Note in full satisfaction of the Company's obligations under such Note.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

<p align="center">*[CONVERTIBLE NOTE FOLLOWS]*</p>

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: _____%%SUBSCRIBER_SIGNATURE%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%